**STATE OF WYOMING**
**Office of the Secretary of State**

I, EDWARD F. MURRAY, III, Secretary of State of the State of Wyoming, do hereby certify that

**AppTech Corp.**

a profit corporation originally incorporated under the laws of **Nevada** on **October 25, 2000,** did on **July 18, 2011,** apply for a Certificate of Incorporation and filed Articles of Domestication in the office of the Secretary of State of Wyoming.

I FURTHER CERTIFY that this profit corporation has renounced its state or country of incorporation, and is now incorporated under the laws of the state of Wyoming and is in good standing as of the date of this certificate.

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this Wednesday, July 29, 2015.

Secretary of State

By: Rosalie Gonzales

Filed Date: 07/18-2011